From: Walker, Christian
Sent: Wednesday, April 10, 2013 8:07 AM
To: stouts@sec.gov
Cc: Pangas, Harry S.; Craig Kitchin (ckitchin@jmpcredit.com)
Subject: Harvest Capital Credit Corporation - Form N-2 Registration Statement

Sheila:

Attached is a draft letter responding to certain comments you issued on Harvest Capital Credit Corporation’s Form N-2 registration statement.  We would appreciate any feedback you may have on the draft response letter at your earliest convenience.  The company is hoping to be in a position to launch as early as Monday of next week.  Separately, I will call you shortly with a related question.

Regards,
Christian

R. Christian Walker | Associate

Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700 | Washington, DC 20001-3980
202.383.0872 direct | 202.637.3593 facsimile
christian.walker@sutherland.com | www.sutherland.com

HARRY S. PANGAS
DIRECT LINE: 202.383.0805
E-mail: harry.pangas@sutherland.com

April __, 2013

VIA E-MAIL AND EDGAR

Ms. Sheila Stout
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Harvest Capital Credit Corporation Pre-Effective Amendment No. 1 to Registration Statement on Form N-2 filed on March 26, 2013 (File No. 333-185672)

Dear Ms. Stout:

On behalf of Harvest Capital Credit Corporation (the “Company”), set forth below are the Company’s responses to the oral accounting comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on April 2, 2013 regarding the above-referenced registration statement.  The Staff’s comments are set forth below in italics and are followed by the Company’s responses.  References to the Company’s registration statement on Form N-2 contained herein are to the pre-effective amendment no. 2 to the Company’s registration statement on Form N-2 (“Amendment No. 2”) that was filed with the SEC on April __, 2013.

Fees and Expenses

1.
Comment:  We note that the Company’s investment adviser has “agreed to waive its incentive fee for the year ending December 31, 2013 to the extent required to support a minimum annual dividend yield of 9% (to be paid on a monthly basis)” based on the initial public offering price per share of the Company’s common stock.  Please confirm to the Staff that the Company’s investment adviser has not agreed to waive any other fees (e.g., the asset management fee) in connection with such arrangement.  Also, please inform us as to whether such arrangement contemplates a return of capital in order to provide the Company’s stockholders with a “minimum annual dividend yield of 9%” on their investment in the Company’s common stock. In addition, please file any agreement between the Company and its investment adviser relating to such arrangement as an exhibit to the Company’s Form N-2 registration statement.  Finally, please inform the Staff whether the Company has adopted or expects to adopt a managed distribution policy.

ATLANTA	AUSTIN	HOUSTON	NEW YORK	SACRAMENTO	WASHINGTON DC

U.S. Securities and Exchange Commission
April __, 2013

Response: The Company confirms that its investment adviser has not agreed to waive any fees other than its incentive fee in connection with above-described arrangement. In addition, please be advised that the Company does not currently expect that any portion of the dividend to be paid to the Company’s stockholders during the fiscal year ending December 31, 2013 will include a tax return of capital, and as a result, the above-described arrangement does not contemplate such an event.  Also, the Company has filed all agreements with its investment adviser relating to the above-described arrangement or otherwise as exhibits to Amendment No. 2.  See Exhibit g.2 to Amendment No. 2.  Finally, the Company has not adopted and does not expect to adopt a policy that commits it to provide its common stockholders with a predictable or assured level of dividend payments.

2.
Comment: We note that the ratio of expenses to average net assets set forth on page F-15 of the Company’s Form N-2 registration statement is 18.08% and that the “total annual expenses” percentage set forth in the “Fees and Expenses” table on page 12 is 15.86%.  Please explain to the Staff why these two figures differ.  Also, please be advised that the Staff believes that the information set forth in the “Fees and Expenses” table should be computed based on “average net assets” during the applicable period as opposed to net assets at the end of the applicable period.

Response:  The “total annual expenses” percentage in the “Fees and Expenses” table on page 12 of Amendment No. 2 differs from the ratio of expenses to average net assets on page F-15 because the latter calculation is historical and based on actual results for the year ended December 31, 2012, while the former is prospective and based on the assumptions referenced in the footnotes to the “Fees and Expenses” table.  The ratio of expenses to average net assets historically for the year ended December 31, 2012, is higher than the “total annual expenses” percentage computed in the prospective analysis in the “Fees and Expenses” table because, among other reasons, (i) Harvest Capital Credit LLC employed greater leverage than what is assumed for Harvest Capital Credit Corporation in the “Fees and Expenses” table, resulting in a reduced denominator historically, and (ii) due to the amended terms of the Company’s credit facility, Harvest Capital Credit LLC paid a higher interest rate in 2012 than what is assumed for Harvest Capital Credit Corporation on a prospective basis, resulting in an increased numerator historically.  In addition, we note that the “Fees and Expenses” table is computed based on estimated average net assets, as opposed to net assets at the end of a particular period.

Financial Statements and Notes to the Financial Statements

3.
Comment:  Please advise the Staff in which line item on the statement of assets and liabilities included in the Company’s registration statement is the expense accrual relating to the capital gains fee payable by the Company to its investment adviser when the unrealized gains on its investments exceed all realized capital losses on its investments.

U.S. Securities and Exchange Commission
April __, 2013

Response:  The expense accrual relating to the capital gains fee payable by the Company to its investment adviser (when the unrealized gains on its investments exceed all realized capital losses on its investments) is included in the line item titled “accounts payable and accrued expenses” on the Statements of Assets and Liabilities appearing on page F-3 of Amendment No. 2.

4.
Comment:  In future filings of the Company’s annual report on Form 10-K, quarterly report on Form 10-Q and registration statements on Form N-2 or otherwise, please ensure that the statement of changes in net assets details the character of the Company’s dividend distributions.

Response:  The Company will comply with this comment in its future filings with the SEC.

5.	Comment: Please explain to the Staff why no cost has been assigned to the Company’s investment in Rostra Tool Company.

Response:  The Company received its common equity warrants in Rostra Tool Company when it closed on its debt investment in the portfolio company and did not pay for them separately.  In addition, due to the junior nature of the common equity into which the warrants were exercisable relative to Rostra Tool Company’s existing preferred stock, and other features of Rostra Tool Company’s capital structure at the time, the Company determined that the value of its warrants was negligible upon receipt.  Accordingly, the Company did not assign a cost to those warrants.

6.
Comment:  We refer to the Schedule of Investments as of December 31, 2012 contained in the Company’s registration statement and note that the amortized cost and fair value for certain of the Company’s investments are the same.  Please explain to the Staff the reason for each such circumstance.

Response:  The Company follows the guidance set forth in ASC 820, which establishes a framework for measuring the fair value of assets and liabilities and outlines a fair value hierarchy that prioritizes the inputs used to measure fair value and the effect of fair value measures on earnings.  As the Staff notes, nine of the Company’s debt investments had a fair value as of December 31, 2012, that equaled their amortized cost.  For six of those nine investments, the Company, through its fair value assessment process, determined that the fair value of each investment was equivalent to its amortized cost because the transactions were made at arm’s length and closed in such close proximity to the valuation date of December 31, 2012 – specifically, November 1, December 28, December 28, December 31, December 31, and December 31, 2012 – that, as there had not been any credit or market events in the interim that in the Company’s judgment would warrant an adjustment to the yield at origination, the cost of each of these investments was equivalent to fair value.  For the remaining three of the nine investments, the Company, through its fair value assessment process, determined that the amortized cost of those investments, which closed in November 2011, February 2012, and August 2012, was equivalent to their fair value as of December 31, 2012, because there had not been any changes in comparable market yields or the credit profiles of each company during the interim period that, in the Company’s judgment, would warrant an adjustment to the yield at origination, and there had not been any other credit or market events subsequent to the underwriting of the original investments that, in the Company’s judgment, would otherwise warrant such an adjustment.

U.S. Securities and Exchange Commission
April __, 2013

7.
Comment:  We refer to footnote no. 2 to the Schedule of Investments as of December 31, 2012.  Please confirm to the Staff that none of the Company’s other portfolio companies have defaulted on their financial or other covenants under the investments held by the Company.

Response:  The Company confirms that none of the Company’s other portfolio companies have defaulted on their financial or other covenants.

8.	Comment: Please explain to us what type of income is contained in the line item entitled “Fee amortization” in the Company’s Statement of Operations.

Response: The income contained in the line item entitled “Fee amortization” in the Company’s Statement of Operations on F-4 of Amendment No. 2 consists of the amortization of all deferred fees, which are primarily original issue discounts and upfront origination fees.

9.
Comment:  We refer to the $48,667 in deferred equity offering costs discussed on page F-11 of the Company’s Form N-2 registration statement and footnote no. 2 to the “Fees and Expenses” table.  Please reconcile these two offering expense-related figures.

Response:  The $48,667 in “deferred equity offering costs” discussed on page F-11 of Amendment No. 2 refers to the equity offering costs of Harvest Capital Credit LLC as of December 31, 2012.  The “estimated offering expenses” in footnote no. 2 to the “Fees and Expenses” table, by contrast, take into account certain unfunded equity commitments of the members of Harvest Capital Credit LLC that will be called and funded after December 31, 2012, and in connection with this offering.  The capital raised in the funding of those commitments will be applied against and will reduce the deferred equity offering costs discussed on page F-11 of Amendment No. 2.

10.
Comment:  In future filings of the Company’s annual report on Form 10-K, quarterly report on Form 10-Q and registration statements on Form N-2 or otherwise, please break out (based on the valuation technique actually used) the dollar figures in the column entitled “Fair Value at December 31, 2012” in the second table on page F-14 among the various valuation techniques set forth in the column entitled “Valuation Technique” in the same table.

U.S. Securities and Exchange Commission
April __, 2013

Response:  The Company notes that, in determining the fair value of its debt investments at December 31, 2012, it analyzed the debt investments using all three of the methods listed under “Valuation Technique” on page F-14 of Amendment No. 2, but settled on the “Bond Yield” technique to determine the fair value.  Similarly, in determining the fair value of its equity investments at December 31, 2012, the Company analyzed the investments using both of the methods listed under “Valuation Technique,” but settled on the “Market” approach to determine fair value.  In light of the role played by the techniques that were considered in the valuation process but not selected as determinative of fair value, the Company believes that the best manner to comply with this comment in its future filings with the SEC is to explain the foregoing in a footnote to each such valuation technique, in lieu of ascribing a dollar figure to each and inserting it under the column entitled “Fair Value at December 31, 2012.”  The Company has included such footnotes on page F-14 of Amendment No. 2.

11.
Comment:  We refer to the “Expected principal recovery” line item in the second table on page F-14.  Please reconcile the fact that the “Range” column for such line item is from “0.0% to 100.0%,” while the “Weighted Average” column for such line item is “100.0%.”

Response:  The Company has revised the “Weighted Average” column under “Expected principal recovery” to read “N/A” instead of “100.0%” and the “Range” column to read “100%” instead of “0.0% to 100.0%.”  See page F-14 of Amendment No. 2.  There was not a range of expected principal recoveries; all of the Company’s debt investments as of December 31, 2012, had expected principal recoveries of 100%.

12.
Comment:  We refer to Note 8 – “Related Party Transactions” to the financial statements included in the Company’s Form N-2 registration statement.  Please clarify whether the $200,000 cap set forth therein relates to Harvest Capital Credit Corporation or Harvest Capital Credit LLC’s administrative arrangement with JMP Credit Advisors LLC.

Response:  The Company confirms that the $200,000 cap set forth under Note 8 – “Related Party Transactions” relates to the administrative arrangement between JMP Credit Advisors LLC and Harvest Capital Credit LLC.  In addition, the Company notes that going forward, under the separate administration agreement entered into between Harvest Capital Credit Corporation and JMP Credit Advisors LLC, the payments made by Harvest Capital Credit Corporation to JMP Credit Advisors LLC will be capped at $275,000 for the first year of the term of that agreement, with any cap thereafter to be determined by the mutual agreement of Harvest Capital Credit Corporation’s board of directors and JMP Credit Advisors LLC.  See pages 10 and 70 of Amendment No. 2.

U.S. Securities and Exchange Commission
April __, 2013

*           *           *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas